                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

              The Western Company of North America
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           958043 40 8
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 21st Floor
                    New York, New York 10036
                         (212) 626-0800
  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        October 12, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Chelonian Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               295,800

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               295,800

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Unicorn Associates Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ACF Industries, Incorporated

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ACF Industries Holding Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Highcrest Investors Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Icahn Holding Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Riverdale Investors Corp., Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO, AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               905,350

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               905,350

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          905,350

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.0%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                  (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               1,201,150

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               1,201,150

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,201,150

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.6%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the common stock, par value
$.10 per share ("Shares"), of The Western Company of North America, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 515 Post Oak Blvd., Houston, Texas 77027.

Item 2.  Identity and Background

         The persons filing this statement are Chelonian Corp., a New York corporation ("Chelonian"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Icahn Holding Corporation, a Delaware corporation ("IHC"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants").
The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of ACF, whose principal business address and the address of its principal office is 3301 Rider Trail South, Earth City, Missouri 63045.

         Chelonian is a wholly-owned subsidiary of Unicorn.
Unicorn is a wholly-owned subsidiary of ACF. ACF is a wholly-owned subsidiary of Holding. Holding is a wholly-owned subsidiary of Highcrest. Highcrest is approximately 99.5% owned by IHC. Mr. Icahn is the sole stockholder of IHC. Mr. Icahn is also the sole stockholder of Riverdale.

         Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

         Chelonian and Unicorn are primarily engaged in the business of investing in securities. ACF is primarily engaged in the leasing, sale and manufacture of railroad freight and tank cars. Holding, Highcrest and IHC are primarily engaged in holding, either directly or through subsidiaries, a majority of the common stock of ACF. IHC also holds all of the stock of Icahn & Co., Inc. ("Icahn & Co."), a registered broker-dealer. From time to time, IHC invests directly and indirectly in securities. Riverdale is primarily engaged in the business of owning real estate. Mr. Icahn's present principal occupation is acting as Chairman of the Board of Directors of ACF.

         The name, present principal occupation or employment and business address of each director and executive officer of Chelonian, Unicorn, ACF, Holding, Highcrest, IHC and Riverdale are set forth on Schedule A attached hereto.

         Carl C. Icahn is the sole stockholder and director of Riverdale and the sole stockholder, a director and President of IHC. Mr. Icahn is also Chairman of the Board, a director and President of Highcrest and Chairman of the Board and a director of Holding and ACF. Further, Mr. Icahn is a director of Unicorn and Chelonian. Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

         Neither Chelonian, Unicorn, ACF, Holding, Highcrest, IHC, Riverdale, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 295,800 Shares purchased by Chelonian, including payment of commissions, was $5,112,316.00. The sources of the funding for the purchase of these Shares were borrowings pursuant to a margin account agreement with National Financial Services Corporation ("NFSC") and the general working capital of Chelonian.

         The aggregate purchase price of the Shares purchased by Riverdale, including payment of commissions, was $12,681,915.03. The sources of funding for the purchase of these Shares were borrowings pursuant to margin account agreements with each of NFSC and Bear, Stearns Securities Corp., Bear, Stearns & Co. Inc.
("Bear Stearns") and a $10,000,000 line of credit facility provided to Riverdale by Highcrest.

         Registrants' average price for all Shares held by them is approximately $14.81.

Item 4.  Purpose of Transaction

         Registrants acquired their Shares based upon their belief that Shares were undervalued. Registrants are interested in having the Issuer act with a view towards maximizing shareholder values. Well after Registrants began to acquire Shares, the Issuer became the subject of a takeover proposal from BJ Services, which proposal has reportedly been rejected by the Issuer as inadequate.

         Heretofore, Registrants have not been in contact with BJ Services or the Issuer. However, in light of the Issuer's rejection of the BJ Services takeover proposal, Registrants intend to contact representatives of both the Issuer and BJ Services in order to attempt to facilitate any possible business combination which would be in the best interests of the shareholders of the Issuer. Registrants are also considering other courses of action designed to help maximize shareholder values, including, but not limited to: (i) requesting a list of shareholders of the Issuer in order to discuss with other shareholders whether management of the Issuer is acting in their best interest; (ii) the possibility of attempting to seek bidders for the Issuer, which may be either a single bidder or a group of bidders and which might include Registrants and/or (iii) whether to seek representation on the Issuer's board of directors. Registrants have made no final determination in respect of any of such courses of action at the present time.

         Registrants are in the process of preparing a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), which would, after the expiration of the appropriate waiting period, allow Registrants to acquire additional Shares.

         Registrants intend to acquire additional Shares as they deem appropriate, whether in open market purchases, privately negotiated transactions, by tender offer or otherwise, subject to availability of Shares at prices which they deem favorable and subject to the requirements of the HSR Act. While it is not Registrants' present intention to do so, Registrants reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions to third parties or otherwise.

Item 5.  Interest in Securities of Issuer

         (a) As of the close of business on October 13, 1994, Registrants may be deemed to beneficially own in the aggregate 1,201,150 Shares, representing approximately 6.6% of the Issuer's outstanding Shares (based upon the number of Shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1994). Registrants have direct beneficial ownership of Shares as follows:

                   NUMBER OF      APPROXIMATE PERCENTAGE OF
NAME               SHARES         OUTSTANDING SHARES
Chelonian          295,800        1.6%

Riverdale          905,350        5.0%


         Mr. Icahn (by virtue of his relationships to the other Registrants, as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares which each of Chelonian and Riverdale directly beneficially own. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         Each of Unicorn (by virtue of its position as sole shareholder of Chelonian), ACF (by virtue of its position as sole shareholder of Unicorn), Holding (by virtue of its position as sole shareholder of ACF), Highcrest (by virtue of its position as sole stockholder of Holding) and IHC (by virtue of its position as controlling stockholder of Highcrest) may be deemed to beneficially own the Shares which Chelonian directly beneficially owns. Each of Unicorn, ACF, Holding, Highcrest and IHC disclaims beneficial ownership of such Shares for all other purposes.

         To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants beneficially own any Shares.

         (b) Each of Chelonian and Riverdale has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Shares which it directly beneficially owns.

         Each of Unicorn, ACF, Holding, Highcrest, IHC and Mr. Icahn may be deemed to share with Chelonian the power to vote or to direct the vote and to dispose or to direct the disposition of Shares which Chelonian directly beneficially owns. Mr. Icahn may be deemed to share with Riverdale the power to vote or to direct the vote and to dispose or to direct the disposition of Shares which Riverdale directly beneficially owns.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty days by each of the persons named in Item 5(a) above. Each transaction set forth below reflects an open market purchase effected on the New York Stock Exchange.


               PRICE PER     RIVERDALE      CHELONIAN
TRADE DATE     SHARE ($)     SHARES         SHARES

9/19/94        17.375        49,600         0

10/05/94       17.00         20,000         0

10/05/94       16.875        1,000          0

10/06/94       17.50         75,800         0

10/07/94       17.50         11,000         0

10/10/94       17.50         50,000         0

10/10/94       17.375        2,300          0

10/11/94       17.375        12,000         0

10/11/94       17.25         10,500         0

10/11/94       17.125        27,500         0

10/12/94       17.25         0              115,800

10/13/94       17.25         0              149,200

10/13/94       17.375        0              30,800


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Shares which Registrants may be deemed to beneficially own.

         (e)   Not applicable.

         Contracts, Arrangements, Understandings
         or Relationships With Respect to
Item 6.  Securities of the Issuer

         Registrants are party to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto.

         Riverdale is a party to a margin agreement with Bear Stearns, a copy of which is attached hereto as Exhibit 2. Each of Riverdale and Chelonian is a party to a margin agreement with NFSC, the form of which is attached hereto as Exhibit 3. Riverdale has entered into a line of credit facility with Highcrest, the form of which is attached hereto as Exhibit 4.

Item 7. Materials to be filed as Exhibits

         The following documents are filed as Exhibits to this
Schedule 13D:

         Exhibit 1      Joint Filing Agreement

         Exhibit 2      Margin Agreement between Riverdale and
                        Bear Stearns

         Exhibit 3 Form of Margin Agreement between NFSC and each of Riverdale and Chelonian

         Exhibit 4 Form of Promissory Note between Riverdale and Highcrest

                           Schedule A

         Name, Business Address and Principal
         Occupation of each Executive Officer and
         Director of Registrants
         ----------------------------------------

         The following sets forth the name and principal occupation of each executive officer and director of the Registrants. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is 100 South Bedford Road, Mt. Kisco, New York 10549. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants owns any Shares of Issuer.


ACF INDUSTRIES HOLDING CORP.

NAME                                    POSITION
Carl C. Icahn                           Chairman of the Board
                                        and Director

Richard T. Buonato                      Director, Vice President
                                        and Secretary

Robert J. Mitchell                      President and Treasurer


ACF INDUSTRIES, INCORPORATED

NAME                                    POSITION
Carl C. Icahn                           Chairman of the Board
                                        and Director

Alfred D. Kingsley                      Vice Chairman of the
                                        Board and Director

James J. Unger<F1>                      President and Director

Roger D. Wynkoop<F1>                    Executive Vice President

James C. Bates<F1>                      Vice President and Chief
                                        Financial Officer

Carl D. Eckhoff                         Vice President-Taxes

John L. Bowers<F1>                      Vice President and General
                                        Manager-Manufacturing
                                        Operations

William L. Finn<F1>                     Vice President-Operations and
                                        General Manager-New Business
                                        Group

David R. Sutliff<F1>                    Vice President-Engineering

George E. Sullivan<F1>                  Vice President-Sales and
                                        Leasing

Robert J. Mitchell                      Treasurer and Secretary


CHELONIAN CORP.

NAME                                     POSITION
Carl C. Icahn                            Director

Edward E. Mattner                        President and Treasurer

Gail Golden                              Vice President and Secretary


HIGHCREST INVESTORS CORP.

NAME                                     POSITION
Carl C. Icahn                            Chairman of the Board, Director
                                         and President

Richard T. Buonato                       Director, Senior Vice President
                                         and Treasurer

Edward E. Mattner                        Director

Mark H. Rachesky                         Managing Director

Gail Golden                              Vice President and Secretary


ICAHN HOLDING CORPORATION

NAME                                     POSITION
Carl C. Icahn                            Director and President

Joseph D. Freilich<F2>                   Director, Secretary and
                                         Treasurer

Mark H. Rachesky                         Managing Director

Richard T. Buonato<F2>                   Vice President and Controller


RIVERDALE INVESTORS CORP., INC.

NAME                                     POSITION
Carl C. Icahn                            Director

Edward E. Mattner                        President

Robert J. Mitchell                       Vice President and Treasurer

Gail Golden                              Vice President and Secretary

Richard T. Buonato                       Assistant Secretary


UNICORN ASSOCIATES CORPORATION

NAME                                     POSITION
Carl C. Icahn                            Director

Edward Mattner                           President and Treasurer

Gail Golden                              Vice President and Secretary


_______

<F1>  Business address is 3301 Rider Trial South, Earth City,
Missouri 63045.
<F2>  Business address is 1 Wall Street Court, Suite 980, New York,
New York 10005


                           SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value
$.10 per share, of The Western Company of North America, a Delaware corporation, is true, complete and correct.

Dated: October 13, 1994

                                   ICAHN HOLDING CORPORATION
                                   HIGHCREST INVESTORS CORP.



                                   By:  /s/ Carl C. Icahn
                                        Carl C. Icahn
                                   Its: President


                                   ACF INDUSTRIES HOLDING CORP.
                                   ACF INDUSTRIES, INCORPORATED



                                   By:  /s/ Carl C. Icahn
                                        Carl C. Icahn
                                   Its: Chairman of the Board



                                   /s/ Carl C. Icahn
                                       Carl C. Icahn


                                   RIVERDALE INVESTORS CORP., INC.
                                   UNICORN ASSOCIATES CORPORATION
                                   CHELONIAN CORP.



                                   By:  /s/ Gail Golden
                                        Gail Golden
                                   Its: Vice President

        [Signature Page of Schedule 13D with respect to The Western Company of North America]